EXHIBIT 99.1
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[LOGO - CANADIAN NATURAL RESOURCES LIMITED]


                                                                PRESS
                                                                RELEASE

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                       CANADIAN NATURAL RESOURCES LIMITED
                 CONFIRMS NYSE STOCK TICKER SYMBOL CHANGE TO CNQ
           CALGARY, ALBERTA - FEBRUARY 3, 2003 - FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited ("Canadian Natural") - (NYSE, TSX: CNQ) confirmed today, that the Company's stock ticker symbol on the New York Stock Exchange has changed from "CED" to "CNQ", effective at the start of trading on February 3, 2003. This change will have no effect on the publicly traded company and no impact on securities issued under its name.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.


For further information, please contact:


CANADIAN NATURAL RESOURCES LIMITED                               ALLAN P. MARKIN
2500, 855 - 2nd Street S.W.                                            Chairman
Calgary, Alberta
T2P 4J8                                                         JOHN G. LANGILLE
                                                                       President
TELEPHONE:      (403) 514-7777
FACSIMILE:      (403) 517-7370                                     STEVE W. LAUT
EMAIL:          investor.relations@cnrl.com             Executive Vice-President
WEBSITE:        www.cnrl.com                                          Operations

TRADING SYMBOL - CNQ                                             COREY B. BIEBER
Toronto Stock Exchange                                                  Director
New York Stock Exchange                                       Investor Relations


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Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements.
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